UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Graham Packaging Company Inc
(Name of Issuer)

Common Stock, $0.01 per share
(Title of Class of Securities)

384701108
(CUSIP Number)

April 15, 2011
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 6 Pages

CUSIP NO. 384701108	SCHEDULE 13G	Page 2 of 6 Pages

1.	Names of Reporting Persons

SENATOR INVESTMENT GROUP LP

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

DELAWARE

	5.	Sole Voting Power
Number of Shares		3,400,000
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 3,400,000
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,400,000

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

5.18%

12.	Type of Reporting Person (See Instructions)

IA

CUSIP NO. 384701108	SCHEDULE 13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Graham Packaging Company Inc

Item 1(b).	Address of the Issuer's Principal Executive Offices:

2401 Pleasant Valley Rd
York, PA 17402

Item 2(a).	Name of Person Filing

Senator Investment Group LP

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal office of Senator Investment Group LP is:

1330 Avenue of the Americas 26th Floor New York, NY 10019

Item 2(c).	Citizenship:

Senator Investment Group LP is a Delaware limited partnership.

Item 2(d).	Title of Class of Securities:
Common Stock, $0.01 Per Share
Item 2(e).	CUSIP Number:

384701108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP NO. 384701108	SCHEDULE 13G	Page 4 of 6 Pages

Item 4.	Ownership:

	(a)	Amount of beneficially owned: 3,400,000

	(b)	Percent of class: 5.18%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote:

3,400,000

		(ii)	Shared power to vote or to direct the vote:

0

		(iii)	Sole power to dispose or to direct the disposition of:

3,400,000

		(iv)	Shared power to dispose or to direct the disposition of:

0

Senator Investment Group LP, a Delaware limited partnership, serves as investment manager to two Delaware limited partnership, four Cayman Islands limited partnerships, and a Cayman Islands company (collectively, the "Funds"), and as such, has investment discretion with respect to the Funds. Douglas Silverman, a United States citizen, and Alexander Klabin, a United States citizen, have control of a Delaware limited liability company that may be deemed to control Senator Investment Group LP.

CUSIP NO. 384701108	SCHEDULE 13G	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The partners and shareholders of the Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities reported herein held by the Funds in accordance with their respective ownership interests in the Funds.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 384701108	SCHEDULE 13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date as of April 21, 2011	SENATOR INVESTMENT GROUP LP

By: Edward Larmann
Chief Financial Officer

By: /s/ Edward Larmann